SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CARDIMA, INC.
(Exact name of registrant as specified in its charter)

California	94-3177883
(State of Incorporation or Organization)	(IRS Employer Identification Number)

47266 Benicia Street, Fremont, California	94538
(Address of Principal Executive Offices)	(Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. ☐
If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a current registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box.  ☑

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Series A Participating Preferred Stock Purchase Rights
(Title of Class)

Item 1.    Description of Securities to be Registered.

On May 17, 2002, the Board of Directors of Cardima, Inc. (the “Company”) declared a dividend distribution of one Right for each outstanding share of common stock, $0.001 par value (the “Common Stock”), of the Company to stockholders of record at the close of business on May 21, 2002 (the “Record Date”). Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth share of a new series of preferred stock, designated as Series A Participating Preferred Stock, $0.001 par value (the “Preferred Stock”), at a price of $50.00 per one one-hundredth of a share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earliest of (i) a public announcement that a Person or group of affiliated or associated Persons (an “Acquiring Person”) has acquired, or obtained the right to acquire beneficial ownership of securities having 15% or more of the voting power of all outstanding voting securities of the Company or (ii) ten days (unless such date is extended by the Board of Directors) following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any Person or group of related Persons becoming an Acquiring Person.

Until the Distribution Date the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates. From as soon as practicable after the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date (with or without this Summary of Rights attached) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (i) May 20, 2012, (ii) consummation of a merger transaction with a Person or group who acquired Common Stock pursuant to a Permitted Offer (as defined below), and the price per share of Common Stock and form of consideration offered to the remaining holders of Common Stock is in the transaction is the same price per share and form of consideration paid in the Permitted Offer or (iii) redemption or exchange by the Company as described below.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights, options or warrants to subscribe for Preferred Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to in clause (ii)).

In the event that, after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, the Company is involved in a merger or other business combination transaction (whether or not the Company is the surviving corporation) or 50% or more of the Company’s assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (other than an Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of either the Company, in the event that it is the surviving corporation of a merger or consolidation, or the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the “Merger Right”). In the event that a Person becomes the beneficial owner of securities having 15% or more of the voting power of all then outstanding voting securities of the Company (unless pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined prior to the date of the first acceptance of payment for any of such shares by at least a majority of the members of the Board of Directors who are not officers of the Company and are not Acquiring Persons or Affiliates or Associates thereof to be both adequate and otherwise in the best interests of the Company and its stockholders (a “Permitted Offer”)), then proper provision shall be made so that each holder of a Right will for a 60-day period (subject to extension under certain circumstances) thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right, to the extent available, and then (after all authorized and unreserved shares of Common Stock have been issued) a common stock equivalent (such as Preferred Stock or another equity security with at least the same economic value as the Common Stock) having a market value of two times the exercise price of the Right, with Common Stock to the extent available being issued first (such right being called the “Subscription Right”). The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right. Notwithstanding the foregoing, upon the occurrence of any of the events giving rise to the exercisability of the Merger Right or the Subscription Right, any Rights that are or were at any time after the Distribution Date owned by an Acquiring Person shall immediately become null and void.

With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractions of shares will be issued and, in lieu thereof, an payment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

At any time prior to the earlier to occur of (i) a Person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”), which redemption shall be effective upon the action of the Board of Directors. Additionally, the Company may thereafter redeem the then outstanding Rights in whole, but not in part, at the Redemption Price (i) if such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person or certain related Persons or (ii) following an event giving rise to, and the expiration of the exercise period for, the Subscription Right if and for as long as an Acquiring Person beneficially owns securities representing less than 15% of the voting power of the Company’s voting securities. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Subscription Right is not exercisable, and in any event, only after ten Business Days’ prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Subject to applicable law, the Board of Directors, at its option, may at any time after a Person becomes an Acquiring Person (but not after the acquisition by such Person of 50% or more of the outstanding Common Stock), exchange all or part of the then outstanding and exercisable rights (except for Rights which have become void) for shares of Common Stock equivalent to one share of Common

Stock per Right (subject to adjustment) or, alternatively, for substitute consideration consisting of cash, securities of the Company or other assets (or any combination thereof).

The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 100 times the dividend declared on each share of Common Stock, but in no event less than $50.00. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of 100 times $1.00 or 100 times the payment made per each share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions. Fractional shares of Preferred Stock may be issued; however, the Company may elect to distribute depositary receipts in lieu of fractional shares in multiples of one one-hundredth of a share. In lieu of fractional shares other than fractions that are multiples of one one-hundredth of a share, a payment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement. A copy of the Rights Agreement is available free of charge from the Company. THIS SUMMARY DESCRIPTION OF THE RIGHTS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RIGHTS AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE.

Item 2.    Exhibits.

4.1	Rights Agreements, dated as of May 20, 2002, between Cardima, Inc. and American Stock Transfer & Trust Company, a New York corporation.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  May 22, 2002

CARDIMA, INC.

By:	/s/ GABRIEL B. VEGH
Gabriel B. Vegh Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT		PAGE

4.1	Rights Agreement, dated as of May 20, 2002, between Cardima, Inc. and American Stock Transfer & Trust Company, a New York corporation.

6